UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-29106

KNIGHTSBRIDGE TANKERS LIMITED

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road,

Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”), dated March 13, 2012, announcing a registered public offering by a selling shareholder of 2,438,199 shares of the Company’s common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Ola Lorentzon
Date: March 13, 2012	Name:	Ola Lorentzon
	Title:	Chief Executive Officer

Exhibit 1

Knightsbridge Tankers Limited Announces Registered Public Offering

of 2,438,199 Common Shares by Selling Shareholder

HAMILTON, Bermuda, March 13, 2012 – Knightsbridge Tankers Limited (“Knightsbridge”) (Nasdaq: VLCCF) today announced that Golden Ocean Group Limited is offering to sell 2,438,199 Knightsbridge common shares in an underwritten public offering pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission. Goldman, Sachs & Co. is acting as the sole underwriter for the offering. All net proceeds from the sale of the common shares will be received by the selling shareholder. Knightsbridge will not receive any of the proceeds.

A copy of the prospectus relating to these securities may be obtained, when available, from Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or by emailing prospectus-ny@ny.email.gs.com, or alternatively, when it becomes available, for free by visiting EDGAR on the SEC website at www.sec.gov.

This press release shall not constitute an offer to sell, nor the solicitation of an offer to buy, Knightsbridge common shares or any other securities, nor shall there be any sale of securities mentioned in this press release in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Cautionary Notice Regarding Forward-looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

Contact:

Ola Lorentzon (Chairman, Knightsbridge Tankers Limited)

+46 703 998 886

Inger M. Klemp (Chief Financial Officer, Knightsbridge Tankers Limited)

+47 23 11 40 76

Source: Knightsbridge Tankers Limited